UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Eric R. Smith

Venable LLP

750 East Pratt Street, Suite 900, Baltimore, MD 21202 (410)244-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107	13D	Page 2 of 5 Pages
1	NAME OF REPORTING PERSONS Robert B. Barnhill, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,495,637
	8	SHARED VOTING POWER 124,750
	9	SOLE DISPOSITIVE POWER 1,495,637
	10	SHARED DISPOSITIVE POWER 124,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 11 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, Amendment No. 2 filed on February 24, 2012, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on March 20, 2020, Amendment No. 5 filed on July 22, 2020, Amendment No. 6 filed on August 3, 2020, Amendment No. 7 filed on September 25, 2020, Amendment No. 8 filed on October 20, 2020, Amendment No. 9 filed on October 30, 2020 and Amendment No. 10 filed on November 6, 2020 (as amended, the “Schedule 13D”) by Mr. Robert B. Barnhill, Jr. (the “Reporting Person”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Reporting Person is soliciting shareholders’ consents (the “Consent Solicitation”) to (i) reconstitute the Issuer’s Board of Directors (the “Board”) by removing John D. Beletic, Jay G. Baitler, Paul J. Gaffney, Dennis J. Shaughnessy, and Morton F. Zifferer, Jr. (collectively, the “Subject Directors”) (and any other person(s) elected, appointed or designated by the Board (or any committee thereof) to fill any vacancy or newly created directorship on or after September 25, 2020 and prior to the conclusion of the Consent Solicitation) and replacing them with four highly qualified, independent director candidates — J. Timothy Bryan, John Diercksen, Emily Kellum (Kelly) Boss and Kathleen McLean and (ii) amend the Issuer’s Sixth Amended and Restated By-Laws (the “Bylaws”) to (a) repeal any provision adopted after August 7, 2020 without the approval of shareholders and (b) reduce the percentage of shareholders required to call a special meeting to 25% of the aggregate number of votes held by the shares of stock of all classes then outstanding and entitled to vote at a special meeting (which was the standard before the Subject Directors and other complicit Board members further entrenched themselves by recently amending the Bylaws without shareholder approval to increase the threshold to 50%).

On November 16, 2020, the Reporting Person, in his capacity as founder and largest shareholder of the Issuer, issued a press release (the “Press Release”) in response to the two recent and dubiously-timed additions to the Board. In the Press Release, the Reporting Person noted, among other things, that he believes the recent addition of the two new directors, Cathy-Ann Martine-Dolecki and Ronald D. McCray, to the Board without shareholder approval in the middle of a consent solicitation process is rash and reactionary and a failure of good corporate governance.

The Reporting Person believes that the additions of Ms. Martine-Dolecki and Mr. McCray to the Board were effectively replacements for two of the Subject Directors: Dennis J. Shaughnessy, who resigned from the Board, effective November 9, 2020, and Morton F. Zifferer, Jr. (together with Mr. Shaughnessy, the “Substituted Directors”), who announced that he will step down from the Board effective upon the conclusion of the Consent Solicitation. Proposal 1 of the Consent Solicitation provides that a consent for the removal of any of the Subject Directors also constitutes a consent to remove any other person(s) elected, appointed or designated by the Board to fill any vacancy or newly created directorship between September 25, 2020 and the conclusion of the Consent Solicitation.

As a result, the removal of any Subject Director in connection with the Consent Solicitation will also result in the removal of Ms. Martine-Dolecki and Mr. McCray. The Press Release describes the Reporting Person’s plans to recommend to the reconstituted Board that it interview Ms. Martine-Dolecki and Mr. McCray for possible reappointment to the Board if they are removed. As additional context, when evaluating Ms. Martine-Dolecki and Mr. McCray, who effectively recently replaced the Substituted Directors, the Reporting Person plans to heavily weigh, among other things, the Consent Solicitation results related to the Substituted Directors when determining whether to recommend that the reconstituted Board reappoint Ms. Martine-Dolecki and Mr. McCray. Moreover, the Reporting Person intends to recommend to the reconstituted Board that it engage in shareholder outreach to solicit views on Ms. Martine-Dolecki and Mr. McCray.

The Reporting Person contemplated revising his form of consent to allow shareholders to individually consent to remove the Substituted Directors. However, he believes that this would (i) serve to disenfranchise shareholders that have already cast their consent during the first 35 days of the Consent Solicitation and (ii) result in many shareholders not having their voices heard during the 60-day consent solicitation process due to the delays associated with the mailing of a new consent card to and from shareholders. The Substituted Directors were added 45 days after the Reporting Person’s preliminary consent solicitation statement was filed and 27 days after the Reporting Person’s first consent was delivered to the Issuer, almost halfway through the 60-day consent solicitation process. The Board had the opportunity to disclose the potential addition of the Substituted Directors at any point earlier in the process and if the Board had done so within fourteen days of the Reporting Person filing his solicitation statement, the Reporting Person could have revised his form of consent, allowing shareholders the ability to individually consent to the Substituted Directors. However, the Reporting Person believes that these directors were merely added at this specific time to confuse the process and game the system and further believes that, even if the consent card were updated now, the Board may choose to add yet another director to further the confusion. The Reporting Person has promoted numerous governance enhancements in the Consent Solicitation, including (a) reducing the recently changed threshold to call a special meeting of shareholders from 50% to 25%, (b) the addition of two directors to the Board that are proposed by shareholders owning at least 5% of the outstanding shares and (c) increasing Board diversity.

The Reporting Person notes that, as part of the his discussions with shareholders during the Consent Solicitation, not a single shareholder has told the Reporting Person that the Issuer had vetted Ms. Martine-Dolecki and Mr. McCray with them ahead of their appointment. Additionally, the Reporting Person, unlike the current Board, has designed a mechanism for shareholders to propose directors to the Board. If any shareholder with 5% or more of the outstanding shares would like to add either Ms. Martine-Dolecki or Mr. McCray, the Reporting Person would press for this initiative as well. The Reporting Person believes that he is aligned with shareholders and the Board is trying to obfuscate the process to protect three incumbent directors.

The description of the Press Release does not purport to be complete and is qualified in its entirety by reference to the full text of the Press Release, which is filed as Exhibit 99.1 to the Schedule 13D and incorporated by reference herein.

The Reporting Person intends to continue to engage in discussions with the Issuer’s Board and management, the Issuer’s other shareholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy, capitalization and/or Board composition. These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Press Release dated November 16, 2020

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 17, 2020

/s/ Robert B. Barnhill, Jr.